SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 1)

Anthera Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03674U102
(CUSIP Number)

Nathalie Auber
Sofinnova Ventures, Inc.
850 Oak Grove Avenue
Menlo Park, California 94025
(415) 228-3380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Linda Daley, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd., Redwood City, CA  94063
(650) 463-5243

September 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03674U102	13 D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Sofinnova Venture Partners VI, L.P. (“SVP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
4,088,648 shares,[1] which includes 105,418 shares of Common Stock subject to currently exercisable warrants, except that Sofinnova Management VI, L.L.C. (“SM VI”), the general partner of SVP VI, may be deemed to have sole voting power, and Alain L. Azan (“Azan”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
4,088,648 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, except that SM VI, the general partner of SVP VI, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	4,088,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.45%
14	TYPE OF REPORTING PERSON	PN

1 Includes 582,574 shares of Common Stock and 17,237 shares subject to currently exercisable warrants held as nominee for Sofinnova Venture Partners VI GMBH & CO. KG, and 40,082 shares of Common Stock and 1,185 shares subject to currently exercisable warrants held as nominee for Sofinnova Venture Affiliates VI, L.P.

CUSIP NO. 03674U102	13 D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Sofinnova Venture Affiliates VI, L.P. (“SVA VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,727 shares, except that SM VI, the general partner of SVA VI, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
5,727 shares, except that SM VI, the general partner of SVA VI, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	5,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	less than 0.1%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 03674U102	13 D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Sofinnova Venture Partners VI GmbH & Co. KG (“SVP VI KG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
83,246 shares, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
83,246 shares, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	83,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.03%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 03674U102	13 D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Sofinnova Management VI, L.L.C. (“SM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG.  SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG.  SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	4,177,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.7%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 03674U102	13 D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Alain L. Azan (“Azan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Azan, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	4,177,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.7%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 03674U102	13 D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Powell, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Powell, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	4,177,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.7%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 03674U102	13 D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,443 shares, which includes 5,000 shares issuable pursuant to an outstanding option exercisable within 60 days.
	8
SHARED VOTING POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Healy, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 25,443 shares, which includes 5,000 shares issuable pursuant to an outstanding option exercisable within 60 days.
	10
SHARED DISPOSITIVE POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Healy, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	4,203,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.8%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 03674U102	13 D	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Buatois, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
4,177,621 shares, which includes 105,418 shares of Common Stock subject to currently exercisable warrants, all of which are directly owned by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	4,177,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.7%
14	TYPE OF REPORTING PERSON	IN

Page 10 of 12 Pages

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on March 12, 2010 (the “Schedule 13D”), on behalf of Sofinnova Venture Partners VI, L.P., a Delaware limited partnership (“Sofinnova”), Sofinnova Venture Affiliates VI, L.P., a Delaware limited partnership (“SVA VI”), Sofinnova Venture Partners VI GmbH & Co. KG, a German limited partnership (“SVP VI KG” and collectively with Sofinnova and SVA VI, the “Sofinnova Funds”), Sofinnova Management VI, L.L.C., a Delaware limited liability company (“Sofinnova Management”), Alain L. Azan, Eric P. Buatois, Michael F. Powell, Ph.D and Dr. James I. Healy (collectively, the “Reporting Persons”) relating to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Anthera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 25801 Industrial Boulevard, Suite B, Hayward, California 94545. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  Except as set forth below, this Amendment No. 1 does not supplement, restate or amend any of the other information disclosed in Schedule 13D. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in Schedule 13D.  This Amendment 1 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons due to dilution caused by the Issuer’s sale of Common Stock and warrants to purchase Common Stock as disclosed in the Issuer's Report on Form 8-K filed on September 22, 2010.

ITEM 5.	Interest in Securities of the Issuer.

Clauses (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 32,835,437 shares of Common Stock outstanding based on information provided by the Issuer.

(b) See Rows 7, 8, 9, and 10 for each Reporting Person.

(c) In connection with his service on the Issuer’s board of directors, Dr. James I. Healy received an option to purchase 12,000 shares of Common Stock on September 30, 2010, 5,000 of which are exercisable within 60 days of this filing.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Repurchase Rights of Issuer.  In connection with his service on the board of directors, Dr. James I. Healy was issued and exercised, an immediately exercisable option to purchase 14,602 shares (the “First Option”) and an immediately exercisable option to purchase 5,841 shares (the “Second Option”).  The First Option vests at a rate of 1/4 after the first year of service commencing on January 30, 2008 and 1/48 for each additional month of service thereafter. The Second Option is subject to vesting at a rate of 1/48 per month of service commencing on August 12, 2008. The Issuer has a right to repurchase any unvested shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2010

SOFINNOVA VENTURE PARTNERS VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE AFFILIATES VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VI GMBH & CO. KG, a German Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	Managing Limited Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VI, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

ALAIN L. AZAN
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.